Filed pursuant to Rule 424(b)(3)
Registration File No. 333-107906
PROSPECTUS

SCOLR, INC.

9,450,660 Shares of Common Stock

        This prospectus relates to 9,450,660 shares of our common stock that may be sold by the selling stockholders named in the prospectus. The selling stockholders have the right to determine both the number of shares they will offer and the time or times when they will offer shares. They may sell the shares at the market price at the time of sale or at such other prices as they may negotiate. We cannot assure you that the selling stockholders will sell all or a portion of the common stock offered under this prospectus.

      We will not receive any of the proceeds from the sale of the common stock by the selling stockholders. However, we will receive up to $1,209,249 in proceeds from the exercise of warrants prior to the sale of the underlying shares by the selling stockholders.

      Our common stock is traded on the Over the Counter Bulletin Board under the symbol “SCLL.” On January 27, 2004, the last reported sale price of our common stock on the Over the Counter Bulletin Board was $3.59 per share.

      Our principal executive offices are located at 3625 – 132nd Avenue Southeast, Bellevue, Washington 98006. The telephone number of our principal executive offices is (425) 373-0171.

       Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 5.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 4, 2004.

SUMMARY
RISK FACTORS
FORWARD LOOKING STATEMENTS
USE OF PROCEEDS FROM EXERCISE OF WARRANTS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF SECURITIES TO BE REGISTERED
LEGAL MATTERS
EXPERTS
MATERIAL CHANGES
INCORPORATION OF DOCUMENTS BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

      You should rely only on the information contained or incorporated in this prospectus. We and the selling stockholders have not authorized anyone to provide you with information different from that contained or incorporated in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. In this prospectus and in documents incorporated in this prospectus, references to the “Company,” “SCOLR,” “we,” “us” and “our” refer to SCOLR, Inc.

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SUMMARY

      Because this is a summary, it does not contain all the information about us that may be important to you. You should read the more detailed information set forth in other sections of this prospectus, as well as the information, financial statements and related notes that are incorporated by reference in this prospectus. You should also carefully consider the factors described under “Risk Factors” beginning at page 5.

Strategy and Recent Developments

      We are a drug delivery company that develops and formulates over-the-counter products, prescription drugs and nutraceutical products that use our patented Controlled Delivery Technology (CDT®).

      Over the last few years, we have engaged in two separate businesses: our drug delivery business, and a probiotics business in which we formulated and manufactured nutraceutical-based health and dietary supplements for both the animal and human nutrition markets. Since 2001, we have taken steps to transform our business from a nutraceutical company specializing in probiotic formulations to a company concentrating primarily on developing and commercializing drug delivery technology. The purpose of this transition was to allow us to take advantage of the perceived long-term growth potential and prospects associated with our CDT technology. The transition to a focused drug delivery business culminated with the sale of our probiotics business, effective as of December 31, 2003.

      Since 2002 we have achieved critical milestones and invested significant resources in our CDT technology (including $2,048,000 during 2002 and $2,250,000 during the first nine months of 2003), bringing us closer to our goal of becoming a focused drug delivery company. Most notably:

•	We successfully conducted proof-of-concept experiments that established the viability of our patented drug delivery concept.

•	In October 2002, we completed an in-vivo/in-vitro correlation, our first human clinical trial, establishing that results achieved in the test tube were achievable in human patients.

•	In November 2002, we presented the results of our clinical trial to the pharmaceutical industry at the AAPS Meeting (American Association of Pharmaceutical Scientists).

•	In collaboration with the inventor, we developed technology embodied in the first CDT patent owned exclusively by us. Designed as a simpler solution to certain difficult formulation issues, this technology extends our capabilities to include poorly soluble drugs which are difficult and costly to formulate and produce with currently available manufacturing techniques and processes.

•	We changed our corporate identity through a name change to SCOLR, Inc. SCOLR is an acronym for our lead technology: Self Correcting Oral Linear Release systems.

•	Archer-Daniels-Midland introduced NovaSoy® Daily Dose™, the first ADM product to include our CDT technology, to the European markets in October 2002. This once-a-day supplement provides a delivery of natural based soy isoflavones (a phytoestrogen) throughout the day. NovaSoy Daily Dose have generated revenue of $196,191 through September 30, 2003. We do not anticipate receiving significant royalties from ADM during the remainder of 2003 or 2004.

•	During the first quarter of 2003, our first two commercial CDT products, Novasoy Daily Dose and Once Daily Glucosamine & Chondroitin, were introduced to the U.S. nutraceutical industry. Our CDT Glucosamine & Chondroitin product is currently available nationwide in more than 7,000 retail outlets, including Wal Mart (under the Spring Valley label), Trader Joe’s (under the Trader Darwin’s label), and Rite Aid stores.

•	We realized our first CDT royalty revenues of approximately $108,000, $319,000 and $457,000 during the first quarter, first six months and first nine months of 2003, respectively. We expect these revenues will continue to increase in 2004.

•	Between April 30 and May 6, 2003, we completed a $550,000 subordinated note financing (which was subsequently repaid with proceeds from our June 25, 2003 financing).

•	On June 25, 2003, we completed a $5.0 million financing of our 6.0% Convertible Notes Due June 25, 2006. The notes were converted into 5,047,559 shares of common stock effective December 15, 2003.

•	In August 2003, we entered into an evaluation agreement for drug delivery systems with a Fortune 100 technology based company. Pursuant to this agreement we will work together to identify potential opportunities where our technology might be useful in complementing our client’s offerings and potentially accelerating introduction of our CDT platform to the pharmaceutical market.

•	In November 2003, we received payment and a letter of acceptance for completion of a feasibility study for the first molecule identified under the evaluation agreement with the Fortune 100 client. We are currently negotiating the second stage of development, under which we would work to advance the commercialization of the molecule utilizing our CDT platform. We have also held discussions with this client to initiate work on several other candidate compounds.

•	Primarily as a result of our presentation and introductions at the AAPS meeting in November 2003, we have completed follow-up meetings with several of the top multinational pharmaceutical companies. Our goal is to secure licensing agreements and/or strategic alliances with corporate partners to develop new and innovative CDT products for the marketplace.

Business

      Our business is centered around the development and licensing of our Controlled Delivery Technology. Our CDT system currently consists of three patented drug delivery platforms for prescription drugs, over-the-counter (OTC) products, and nutraceuticals. The basis of these platforms is technology embodied in two issued U.S. patents licensed exclusively to us by Temple University, and a third issued U.S. patent assigned to us by Dr. Reza Fassihi.

      Dr. Fassihi is Professor of Biopharmaceutics and Industrial Pharmacy at the Temple University School of Pharmacy. We have collaborated with Dr. Fassihi over the last five years to develop prototype prescription drugs, OTC products and dietary supplements that use the delivery system concepts embodied in the three CDT patents. Dr. Fassihi was appointed to our board of directors in November 2003.

      The CDT system is used in solid oral dosage forms, the preferred route for drug administration. This technology is designed to produce tablets or capsules that release their active agents predictably and programmably over a specified timeframe of up to 24 hours. We believe we can apply our technology to create significant enhancements to existing pharmaceutical, OTC and nutraceutical products.

      For many reasons, pharmaceutical companies increasingly prefer controlled release rather than immediate release of the active agent in their drugs. We believe the advantages of controlled drug delivery typically include improved patient compliance, product differentiation, greater efficacy, and an improved safety profile.

      Our proprietary CDT technology improves upon conventional multiple daily dose immediate release forms of existing products by providing the therapeutic benefits of controlled release drug delivery. In addition, we believe our technology can provide enhanced dosage formats for existing medications that provide superior patient convenience and product differentiation.

      A technology such as CDT may also allow pharmaceutical companies to reformulate existing drugs, thereby improving product release profiles and defending important revenue streams, particularly for existing “blockbuster” drugs nearing patent expiration.

      We believe our CDT drug delivery technology enjoys many competitive advantages when compared to other controlled delivery methodologies. Our CDT technology is a robust and simple technology that allows for low cost manufacturing (using conventional blending and compression equipment in a two-step process). It can deliver comparatively high therapeutic “payloads” of active ingredient. It is also highly programmable to deliver active therapeutic agents over a wide range of release profiles and timeframes.

      A critical part of our strategy is to enter into various collaborative arrangements and alliances with corporate partners, licensors and licensees to provide funding for the research, development, clinical testing, manufacturing, marketing and commercialization of our product candidates. In March 2002, we entered a global strategic alliance with Archer-Daniels-Midland Company for the development of certain CDT-based dietary supplement and nutraceutical products. We are seeking other relationships that are similar to the ADM alliance. In August 2003, we entered into an evaluation agreement for drug delivery systems with a Fortune 100 technology based company.

      Following the recent successful completion of our CDT “proof-of-concept” human clinical trial, we have received expressions of interest from several of the largest pharmaceutical companies. Virtually all of these potential licensing partners currently have prescription drug franchises for which they are seeking technological enhancements (such as CDT) to extend the life of those franchises in the face of core patent expirations over the next 5-10 years. In our active pursuit of collaborations with these pharmaceutical companies, we are seeking upfront licensing fees, royalty payments, and milestone payments for the use of our CDT technology.

      Our drug delivery business has begun generating revenue from CDT-based sales to the dietary supplement markets. These sales are being generated through existing relationships with retailers such as Wal-Mart, Rite-Aid, and Trader Joe’s. We expect to realize increased royalty income from the initial CDT dietary supplement and OTC formulations in 2004. We do not expect royalty income from CDT prescription drugs earlier than 2006.

Recent Transactions

      The following is a summary of two financing transactions that occurred during the second quarter of 2003 and the sale of our probiotics division that was effective December 31, 2003.

Subordinated Note Financing

      Between April 30 and May 6, 2003, we issued $550,000 in non-interest bearing subordinated notes. Purchasers of the notes received three-year warrants to purchase up to an aggregate of 235,722 shares of our common stock exercisable at $1.11 per share, subject to certain anti-dilution adjustments. The notes and warrants were issued in a private placement relying on the registration exemption provided by Rule 506 under the Securities Act of 1933. The transaction provided us with approximately $505,000 in net proceeds.

      In consideration of certain placement services, we paid a cash fee and issued additional warrants to purchase up to 20,357 shares at $1.11 per share. The subordinated notes were paid and cancelled on or about June 25, 2003, using a portion of the proceeds of the convertible note financing described below.

      All of the warrants include registration rights requiring us to file a registration statement with the Securities and Exchange Commission (SEC), registering for resale the shares of common stock issuable upon exercise of the warrants. These shares are included in this prospectus.

Convertible Note Financing

      On June 25, 2003, we completed a $5.0 million financing of 6.0% Convertible Notes Due June 25, 2006. The notes were issued in a private placement relying on the registration exemption provided by Rule 506 under the Securities Act of 1933. The transaction provided us with approximately $4.7 million in net proceeds.

      Effective December 15, 2003, we exercised our right to convert the principal balance of the notes into shares of our common stock at a conversion price equal to $1.05 per share. This resulted in the issuance of 5,047,559 shares of our common stock. The shares issued upon conversion of the notes are included in this prospectus.

      In consideration of certain placement services, we paid a cash fee of approximately $200,000, issued $300,000 of notes and issued warrants to purchase up to 476,191 shares at an exercise price of $1.155 per share. The shares issuable upon exercise of the warrants are included in this prospectus.

Sale of Probiotics Division

      Effective December 31, 2003, we sold our probiotics development and manufacturing division to a company owned by Steven H. Moger, our former Vice President of Operations, Chief Financial Officer and General Manager of the division. The assets sold comprise substantially all the assets and properties used in connection with the probiotics division. In addition, we granted the buyer the right to manufacture and sell certain products utilizing our CDT technology. We received $722,756 in cash at closing and the agreement provides for deferred payments of at least $2 million. The deferred payments are tied to the buyer’s achievement of certain sales levels and royalties. In connection with the sale, we repaid indebtedness of approximately $1,098,500, which debt had been secured by the assets of the probiotics division.

The Offering

      This prospectus relates to the resale of an aggregate of 9,450,660 shares of common stock, which were issued, or are issuable, by us as follows:

•	7,968,390 shares of outstanding common stock.

•	750,000 shares of common stock issuable upon exercise of warrants exercisable at $0.50 per share.

•	256,079 shares of common stock issuable upon exercise of warrants exercisable at $1.11 per share.

•	476,191 shares of common stock issuable upon exercise of warrants exercisable at $1.155 per share.

      Of the 7,968,390 shares of outstanding common stock included in this registration statement, 5,868,889 shares are being registered pursuant to registration rights granted to the holders. The remaining 2,099,501 shares of outstanding stock are included in this registration statement to reduce administrative costs associated with the resale of such securities.

      As of January 20, 2004, we had 50,000,000 shares of our common stock authorized. Of this number, 26,462,644 shares were issued and outstanding, and an additional 1,482,270 shares were issuable upon exercise of the warrants included in this prospectus.

      The number of shares offered by this prospectus represents approximately 33.8% of the total common stock outstanding as of January 20, 2004, assuming full exercise of the warrants. The number of shares ultimately offered for sale by the selling stockholders is dependent upon the number of warrants exercised, and whether the selling stockholders decide to sell their shares.

RISK FACTORS

      The shares of common stock offered by this prospectus involve a high degree of risk. You should only acquire shares of our common stock if you can afford to lose your entire investment. You should carefully consider the following risk factors, as well as all of the other information set forth in this prospectus, before making a decision to purchase shares of our common stock.

As a result of our significant operating losses and lack of capital resources, our independent auditor has raised substantial doubt about our ability to continue as a going concern

      The consolidated financial statements in our Form 10-KSB for the year ended December 31, 2002 were prepared on the assumption that we will continue as a going concern. As part of its report, our independent auditor raised substantial doubt about our ability to continue as a going concern based on factors such as:

•	We used cash from operations of $960,207 and had a net loss of $2,557,328 for the year ended December 31, 2002;

•	We used cash from operations of $2,362,594 and had a net loss of $2,143,904 for the first nine months of 2003;

•	We had an accumulated deficit of $15,078,070 at September 30, 2003;

•	We expect to incur capital expenditures of $650,000 (including equipment and patent and trademark expenses) between September 30, 2003 and September 30, 2004; and

•	We expect to continue to incur significant operating losses as a result of research and development expenses associated with our drug delivery business.

If we cannot obtain additional financing we will be unable to develop our drug delivery operations

      With the proceeds of our recently completed $5.0 million convertible note financing, we anticipate that we will be able to fund our drug delivery business at planned levels and have the resources to seek collaborative research projects through April of 2004. Our ability to develop the drug delivery business will depend upon many factors, including:

•	the structure and timing of collaborations with strategic partners and licensees;

•	the progress of our research and development programs and expansion of such programs; and

•	the prosecution, defense and enforcement of potential patent claims and other intellectual property rights.

      To some extent, the timing and amount of our research and development spending is discretionary and subject to the availability of appropriate opportunities and funding.

      Our anticipated cash expenditures and need for capital also assume that our revenues are not adversely affected by the other factors set forth in this “Risk Factors” section.

If we are unable to obtain additional financing, we will have to curtail our business operations and research and development programs and alter our business model

      We will require substantial additional financing to implement our CDT technology business plan. We anticipate that our current cash reserves are sufficient to run our business as currently conducted through April 2004.

      Our long term financing needs depend largely on our ability to enter into alliances and collaborations that will help finance our drug delivery business. We will be required to fund research and development costs to create an effective in-house drug delivery development unit. Additionally, we will need to fund the significant costs associated with the research and development and commercialization of a drug delivery product. If we are unable to find a partner to share or subsidize these costs for a given product, we will need to raise substantial additional financing to fund these efforts on our own.

      During 2002 we raised approximately $1,580,000 through the private placement of common stock. In September 2002, we obtained a $1,000,000 loan from Mr. Clyde Berg, a stockholder, and granted Mr. Berg warrants to purchase 750,000 shares of our common stock for $0.50 per share. The loan from Mr. Berg was repaid in connection with the sale of our probiotics division. The shares issuable upon exercise of these warrants are included in this prospectus.

      In the second quarter of 2003, we issued $5,850,000 in notes through two financing transactions. The notes are no longer outstanding. $550,000 in notes were repaid in June 2003, and $5,300,000 in notes were converted to common stock effective December 15, 2003. The note conversion resulted in the issuance of an additional 5,047,559 shares of our common stock.

      Except for deferred purchase price payments, the revenues generated by our probiotics business are no longer available to help offset the spending required for our drug delivery business.

      Additional financing may be unavailable to us on acceptable terms. If adequate funds are unavailable, we may be unable to meet our obligations. Our inability to raise additional capital would require us to delay, reduce or eliminate some of our business operations, including the pursuit of licensing, strategic alliances and development of our drug delivery business.

      If we raise additional capital by issuing equity securities, further dilution to our stockholders will result. In addition, the terms of the financing may adversely affect the holdings or the rights of our stockholders. If we raise additional funds through strategic alliance and licensing arrangements, we may be required to relinquish rights to certain of our technologies or product candidates, or to grant licenses on terms that are unfavorable to us. Either of these results could reduce our value.

      Our need to continue to seek financing distracts management from focusing on our day-to-day operations and long-term strategies.

Our strategy to focus on our drug delivery business is very risky and may result in the loss of your investment

      While we believe our CDT business has good prospects for growth, it is essentially a startup, high-risk business that is not expected to produce any substantial revenue or profits for some time, if ever. As discussed throughout this Risk Factors section, developing drug delivery systems and drugs using our CDT technology is extremely expensive, and taking a single product to market takes years to complete.

We face intense competition in the drug delivery business, and our failure to compete effectively could severely limit our growth and potential

      Many of our competitors have longer operating histories and greater financial, research and development, marketing and other resources than we do. We are subject to competition from numerous other entities that currently operate or intend to operate in the industry. Such entities include companies that are engaged in the development of controlled-release drug delivery technologies and products as well as other manufacturers that may decide to undertake in-house development of these products. Some of our direct competitors in the drug delivery industry include Alza, Andrx, Biovail, Labopharm, Penwest and Skyepharma. We recently learned that BestSweets has introduced a controlled release version of glucosamine chondroitin which may compete with the product we sell to Walmart and Trader Joe’s, among others.

If we are unsuccessful in entering beneficial collaborations we will require substantial additional capital and we will be unable to execute our business plan

      A critical part of our strategy is to enter into various collaborative arrangements and alliances with corporate and academic partners, licensors and licensees to provide funding for the research, development, clinical testing, manufacturing, marketing, and commercialization of our product candidates. Collaborations are essential as we require more financial and other resources for our drug delivery business. Currently all revenues from our drug delivery operations are the result of licensing agreements or similar collaborations.

      Our success depends on our ability to develop new collaborator relationships and maintain our existing collaborations. If we cannot maintain our existing collaborations or establish new collaborations, we would be required to terminate the development of products or find alternative sources of funding. Moreover, we have no experience in conducting full scale clinical trials, preparing and submitting regulatory applications or manufacturing and selling pharmaceutical products.

      For our collaboration efforts to be successful, we must identify partners whose competencies complement ours. We must also enter into collaboration agreements with them on terms attractive to us and integrate and coordinate their resources and capabilities with our own. We may be unsuccessful in entering into collaboration agreements with acceptable partners or negotiating favorable terms in these agreements.

      Factors that may affect the success of our collaborations include the following:

•	our collaborators may have insufficient economic motivation to continue their funding, research, development and commercialization activities;

•	our collaborators may discontinue funding any particular program, which could delay or halt the development or commercialization of any product candidates arising out of the program;

•	our collaborators may choose to pursue alternative technologies or products, either on their own or in collaboration with others, including our competitors;

•	our collaborators may lack sufficient financial, technical or other capabilities to develop these product candidates;

•	we may underestimate the length of time that it takes for our collaborators to achieve various clinical development and regulatory approval milestones; and

•	our collaborators may be unable to successfully address any regulatory or technical challenges they may encounter.

      We are highly dependent on our collaboration and consulting arrangements with Dr. Fassihi. We have a consulting agreement with Dr. Fassihi that expires in December 2006 but may be terminated by either party on 30-days’ notice. Our agreement with ADM terminates upon the expiration of the licensed patents. However, the agreement is subject to termination on short notice under certain circumstances if we breach the agreement or upon a bankruptcy event. We also work with a subsidiary of Royal Numico N.V. in connection with the manufacture and distribution of glucosomine and chondroitin to Walmart, Trader Joe’s and Rite Aid. We are currently finalizing a written agreement with Royal Numico. We believe we are current with respect to our obligations under existing agreements.

Any failure to obtain and protect our intellectual property could adversely affect our business

      Patent and trade secret protection is important to our business and our success will depend in part on our ability to obtain patents, maintain trade secret protection and operate without infringing on the rights of others. We own or have exclusive rights to several U.S. patents and patent applications. We expect to apply for additional U.S. and foreign patents in the future.

      The patent positions of pharmaceutical, nutraceutical, and bio-pharmaceutical firms, including ours, are uncertain and involve complex legal and factual questions for which important legal issues are largely unresolved. The coverage claimed in our patent applications can be significantly reduced before a patent is issued. Furthermore, our patent applications may not result in the issuance of patents. In addition, patents of others may impede our collaborators’ ability to commercialize the technology covered by our owned or licensed patents. The cost of obtaining and protecting patents is substantial and could increase materially if we are involved in patent litigation. This potential cost could include the loss of revenue resulting from enjoining our manufacture and sale of existing or potential products. The issuance of a patent is inconclusive as to its validity or as to the enforceable scope of the claims of the patent. We cannot assure you that:

•	our patents or any future patents will prevent other companies from developing similar or functionally equivalent products or from successfully challenging the validity of our patents;

•	any of our future processes or products will be patentable;

•	any pending or additional patents will be issued in any or all appropriate jurisdictions;

•	our processes or products will not infringe upon the patents of third parties; or

•	we will have the resources to defend against charges of patent infringement by third parties or to protect our own patent rights against infringement by third parties.

      Our business and financial results could be materially harmed if we fail to avoid infringement of the patent or proprietary rights of others or to protect our patent rights.

      Part of our intellectual property is in the form of trade secrets and know-how and may not be protected by patents. We cannot assure you that we will be able to protect these rights. We require employees, consultants, advisors, and collaborators to enter into confidentiality agreements. However, these agreements may not provide meaningful protection for our trade secrets, know-how, or other proprietary information if any unauthorized use or disclosure occurs.

Significant expenses in applying for patent protection and prosecuting our patent applications will increase our need for capital

      We intend to continue our substantial efforts in applying for patent protection and prosecuting pending and future patent applications both in the United States and internationally. These efforts have historically required the expenditure of considerable time and money, and we expect that they will continue to require significant expenditures. If future changes in United States or foreign patent laws complicate or hinder our efforts to obtain patent protection, the costs associated with patent prosecution may increase significantly.

If we cannot retain key personnel, then our business will suffer

      As a small company, the success of our operations will depend to a great extent on the collective experience, abilities and continued service of relatively few individuals. In particular, our success largely depends on our President and CEO, Daniel Wilds (who joined us in August 2003), our Vice President and Chief Technical Officer, Stephen Turner, and our CDT Consultant, Dr. Reza Fassihi. The loss of Mr. Wilds, Dr. Fassihi or Mr. Turner could adversely impact our ability to develop and commercialize our CDT technology. In addition, we depend on the continued availability of our Chairman, David T. Howard, who previously served as President and CEO. We do not have an employment agreement with Mr. Wilds. Our consulting agreement with Dr. Fassihi expires December 31, 2006 but may be terminated by either of us on 30-days’ notice. We also rely on members of our scientific staff for product research and development. Our employment agreement with Mr. Turner has no set term and may be terminated by Mr. Turner on 30 days’ notice. The loss of the services of key members of this staff could substantially impair our ongoing research and development and, also, our ability to obtain additional financing. We do not carry life insurance on any of our employees. We are not aware of any key employees planning to leave or retire from the Company.

If we cannot attract and retain the necessary personnel, our business will not be successful

      Our success significantly depends upon our ability to attract and retain highly qualified personnel. We face intense competition for personnel in the drug delivery industry. To compete for personnel we may need to pay higher salaries and provide other incentives than those paid and provided by more established entities. Our limited financial resources may hinder our ability to provide such salaries and incentives.

If any of our products is deemed unsafe, our business could be materially harmed

      With respect to the registration, approval, and commercialization of our CDT drug delivery technology, all analytic work completed to-date has involved in-vitro scientific studies and one proof-of-concept human clinical trial. Additional human clinical bioavailability and bioequivalence trials must be conducted to validate the asset value and commercial advantages associated with our CDT patents. Until such clinical trials are performed, we cannot assure you that the patented CDT technologies possess the necessary correlation between the available in-vitro analytic work and their performance in human subjects to become commercially viable technologies and products that are attractive to major pharmaceutical and OTC companies.

Unfavorable publicity could materially hurt our business and the value of your investment

      We believe that the nutritional supplement, OTC, and pharmaceutical markets are affected by national media attention regarding the consumption of dietary supplements, OTC products and prescription drugs. There can be no assurance that future scientific research or publicity will be favorable to these industries or any particular product, or consistent with earlier research or publicity. Future reports of research that are perceived less favorably or that question such earlier research could have a material adverse effect on us. Because of our dependence upon consumer perceptions, adverse publicity associated with illness or other adverse effects resulting from the consumption of our products or any similar products distributed by other companies could have a material adverse impact on us. Such adverse publicity could arise even if the adverse effects associated with such products resulted from failure to consume such products as directed. In addition, we may be unable to counter the effects of negative publicity concerning the efficacy of our products.

Government regulators and regulations could adversely affect our ability to operate and grow

      Our products, potential products and manufacturing and research activities are subject to varying degrees of regulation by a number of government authorities in the United States (including the DEA, FDA, FTC and EPA) and in other countries.

      The FDA regulates, to varying degrees and in different ways, dietary supplements and pharmaceutical products, including their manufacture, testing, exportation, labeling, and in some cases, advertising. We anticipate that any FDA testing and approvals of our products would be initiated as part of future collaborations with strategic partners.

      Our statements and our customers’ statements regarding dietary supplement products are subject to regulation by the FTC. The FTC enforces laws prohibiting unfair or deceptive trade practices, including false or misleading advertising. In recent years the FTC has brought a number of actions challenging claims by nutraceutical companies.

      Each OTC or pharmaceutical product developed by us will require a separate costly and time consuming regulatory approval before we or our collaborators can manufacture and sell it in the United States or internationally. Even if regulatory approval is received, there may be limits imposed by regulators on a product’s use or it may face subsequent regulatory difficulties. Our bioequivalence, bioavailability, or clinical studies and other data may not result in FDA approval to market our new products. Approved products are subject to continuous review and the facilities that manufacture them are subject to periodic inspections. Furthermore, regulatory agencies may require additional and expensive post-approval studies. If previously unknown problems with a product candidate surface or the manufacturing or laboratory facility is deemed non-compliant with applicable regulatory requirements, an agency may impose restrictions on that product or on us, including requiring us to withdraw the product from the market, close the facility, and/or pay substantial fines.

      Many of our nutraceutical products, including our glucosamine & chondroitin and Novasoy Daily Dose products, are regulated under DSHEA (“Dietary Supplement Health Education Act”) regulations and contain ingredients that are Generally Regarded As Safe (“G.R.A.S.”) by the FDA and, therefore, do not currently require extended approvals. Recent legislation has resulted in a regulatory environment which sets what we consider to be reasonable limitations and guidelines on health claims and labeling for natural products and dietary supplements under the DSHEA. We may, however, be wrong in our belief that the current and foreseeable governmental regulation of dietary supplements, probiotics and animal nutrition products will have a minimal impact on our nutraceutical business.

      We also may incur significant costs in complying with environmental laws and regulations. We are subject to federal, state, local and other laws and regulations governing the use, manufacture, storage, handling, and disposal of materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. If an accident occurs, we could be held liable for any damages that result and these damages could exceed our resources.

Future laws or regulations may hinder or prohibit the production or sale of our products

      We may be subject to additional laws or regulations in the future, such as those administered by the FDA or other federal, state or foreign regulatory authorities. Laws or regulations that we consider favorable, such as the DSHEA, may be repealed. Current laws or regulations may be interpreted more stringently. We are unable to predict the nature of such future laws, regulations or interpretations, nor can we predict what effect they may have on our business. Possible effects or requirements could include the following:

•	The reformulation of certain products to meet new standards

•	The recall or discontinuance of certain products unable to be reformulated

•	Imposition of additional record keeping requirements

•	Expanded documentation of the properties of certain products

•	Expanded or different labeling, or scientific substantiation

      Any such requirement could have a material adverse effect on our results of operations and financial condition.

We will be adversely affected unless we properly manage our growth

      We are in the process of significantly increasing spending on our drug delivery business. As part of this increased spending, we are adding numerous personnel, and several new research and development projects. Our rapid growth may strain our management team, production facilities, administrative capabilities, and other resources. In addition, we may be unable to effectively allocate our existing and future resources between our drug delivery and other businesses while maintaining focus on our core competencies. We cannot assure you that we will succeed in effectively managing our existing operations or our growth, which could adversely affect our financial performance.

Unfavorable economic conditions could hinder the growth of our drug delivery business

      Our success depends substantially on how our potential collaborators decide to spend their money. Potential collaborators for our drug delivery business may be hesitant to spend the funds necessary for new collaborations in an uncertain environment. The continuing war on terrorism, new terrorist attacks, actual or threatened, and related political events, are examples of events that may adversely impact the U.S. and international economic environment and our business.

The liquidity of our common stock and our ability to raise additional capital is limited because our stock is traded on the OTC Bulletin Board

      While we have filed an application for listing on the American Stock Exchange, there are no guarantees that such an application will be successful. Trading in our common stock is currently conducted in the over-the-counter market on the “electronic bulletin board” and is expected to continue on the bulletin board for the indefinite future. As a consequence of trading on the bulletin board and other factors:

•	the liquidity of our common stock is impaired, not only in the number of securities which can be bought and sold but also by delays in the timing of transactions

•	additional requirements may be imposed by brokers under “penny stock rules”

•	coverage of our company by security analysts and the news media is decreased

•	ultimately, our common stock is less attractive to potential investors and other sources of financing, and as a currency to attract personnel or pay for acquisitions by us

      Accordingly, purchasers of our common stock may have difficulty in reselling their shares on the OTC bulletin board.

Because our common stock is subject to penny stock rules, it may be more difficult to liquidate your investment

      Our common shares are subject to rules promulgated by the Securities and Exchange Commission relating to “penny stocks,” which apply to companies whose shares are not traded on a national stock exchange or on the NASDAQ system, trade at less than $5.00 per share, or who do not meet certain other financial requirements specified by the SEC. These rules require brokers who sell “penny stocks” to certain persons to complete certain documentation, make suitability inquiries of investors, and provide investors with certain information concerning the risks of trading in such penny stocks. These rules may discourage or restrict the ability of brokers to sell our common shares and may affect the secondary market for our common shares. These rules could also impair our ability to raise funds in the future.

Our share price has fluctuated significantly and may be very volatile in the future

      Since January 1, 2002, the sale price of our common stock on the OTC Bulletin Board has ranged between a low bid of $0.52 and a high ask of $3.70.

      In the future, our share price could be affected by a number of factors, including without limitation:

•	fluctuations in our operating results

•	changes in expectations as to our financial performance

•	increased competition

•	dilution from additional financings

      In addition, the stock market, in general, has experienced volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock regardless of our actual operating performance.

Sales of our common stock by selling stockholders could have an adverse effect on the market price of our common stock

      Certain of the warrants and all of the notes for which the underlying shares are included in this prospectus were sold in private placement transactions within the past year. Because these transactions were not registered under the Securities Act, these securities and the underlying shares are considered “restricted” for purposes of said Act. Furthermore, because these securities have been held less than one year, these securities and the underlying shares are not eligible for public resale under Rule 144 promulgated under the Securities Act. By including the underlying shares in this prospectus, we are significantly enhancing these stockholders’ ability to sell these shares. This prospectus covers the sale of up to 9,450,660 shares. The average daily trading volume of our common stock during the four weeks ended January 16, 2004 was approximately 160,000 shares. Sales of a large number of shares by the selling stockholders could materially decrease the market price of our common stock and make it more difficult to raise additional capital through the sale of equity securities.

      Our stockholders may experience further dilution if we raise additional funds through the sale of equity securities. The risk of dilution may cause our stockholders to sell their shares, which may cause a decline in the price of our common stock.

      The risk of dilution and the resulting downward pressure on our stock price could encourage investors to engage in short sales of our common stock. Our stockholders may also engage in short sales or other hedging transactions to limit their exposure to downward movement in our stock price. By increasing the number of shares offered for sale, material amounts of short selling could further contribute to progressive price declines in our common stock.

The value of your investment may be reduced by our nonpayment of dividends

      We have never paid any cash dividends on our common stock and we do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on the common stock by us will depend on our earnings, financial condition and other business and economic factors affecting us at such time as the board of directors may consider relevant.

Provisions in our charter documents could prevent or frustrate any attempts to replace our current management by stockholders

      Our certificate of incorporation and bylaws contain provisions, such as undesignated preferred stock and prohibitions on cumulative voting in the election of directors, which could make it more difficult for a third party to acquire us without the consent of our board of directors. The Company’s Certificate of Incorporation contains provisions having anti-takeover effects, including the authorization of the Board of Directors to issue up to 50,000,000 shares of common stock and up to 5,000,000 shares of preferred stock with such voting powers, designations, preferences and relative participating, optional or other special rights, and qualifications, or prescriptions as may be prescribed by the Board of Directors. The issuance of such common stock or preferred stock may be used by the Board of Directors to impede a party seeking to acquire control of the Company. Also, our bylaws provide for a staggered board. The staggered board protects directors of the classes not being elected in a proxy contest for control of the board and dilutes the ability of stockholders to influence corporate governance policies. These provisions may have the effect of preventing or hindering any attempts by our stockholders to replace our current management, even if such removal would be beneficial to stockholders generally.

Our Stockholder Rights Plan may delay or prevent beneficial takeover bids by third parties, which could decrease the values of your investment

      The Board of Directors adopted a Stockholders Rights Plan or “poison pill” in November 2002. The stockholders rights plan is intended to protect stockholders interests in the event we are confronted with coercive or unfair takeover practices. The poison pill is triggered ten days after any person has become the beneficial owner of 15% or more of our outstanding stock. An acquirer who triggers the rights faces significant dilution of its interest in the Company. The stockholders rights plan may also impede a party seeking to acquire control of the Company. These provisions apply even if the offer may be considered beneficial by some stockholders. The anti-takeover provisions of our Stockholder Rights Plan may entrench management and may delay or prevent beneficial takeover bids by third parties, which could decrease the value of your investment.

FORWARD LOOKING STATEMENTS

      This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include statements regarding, among other things, (a) our expectations about product development activities, (b) our growth strategies, (c) anticipated trends in our industry, (d) our future financing plans, and (e) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology.

      Forward-looking statements may be found under “Management’s Discussion and Analysis or Plan of Operation” and “Description of Business” in our Form 10-KSB for the year ended December 31, 2002 as well as in this prospectus generally.

      Forward-looking statements may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. Actual events or results may differ as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” beginning on page 5 and matters described in this prospectus generally. Because of these risks and uncertainties, the events anticipated in the forward-looking statements may not occur.

USE OF PROCEEDS FROM EXERCISE OF WARRANTS

      We will not receive any proceeds from the sale of the shares pursuant to this prospectus.

      We will receive up to $1,209,249 in proceeds from the exercise of the warrants prior to the sale of the underlying shares by the selling stockholders pursuant to this prospectus. We intend to use such proceeds, if any, for working capital and general corporate purposes. The amount we receive depends on the number of warrants exercised and the use of cashless exercise provisions by the warrant holders. Cashless exercise provisions allow a holder to forego a number of shares otherwise issuable upon exercise of a warrant in lieu of paying some or all of the warrant’s cash exercise price.

SELLING STOCKHOLDERS

      The table below sets forth information concerning the resale by the selling stockholders of our common stock. Because the selling stockholders may sell all, a portion or none of their shares, no estimate can be made of the aggregate number of shares that may actually be sold by any selling stockholder or that may be subsequently owned by any selling stockholder.

      The following table sets forth, to our knowledge, the following information with respect to each selling stockholder: the stockholder’s name, the number of shares of common stock beneficially owned, the number of shares of common stock that may be sold in this offering, and the number of shares of common stock such stockholder will own after the offering, assuming he or she sells all of the shares offered.

			Shares	% of
	Shares Owned	Shares	Owned	Common
	Before	Included in	After	Stock After
Stockholder(2)	Offering(1)(3)	Prospectus(1)(3)	Offering(1)	Offering(1)*

2002 Kaplan Family Trust (Kalman Kaplan)	47,143	47,143	0
Alden, Eric	39,523	22,023	17,500
Allen, Robert W and Susan M	347,699	167,619	180,080
Alvin R. Bonnette Revocable Trust U/ A DTD 1/31/85 (Alvin R Bonnette)	47,619	47,619	0
Applebaum Family Limited Partnership (Irving Applebaum)	14,285	14,285	0
Arnold, E. H	266,666	266,666	0
Arnold, Gary P. and Patricia A	188,095	188,095	0
Baroni, Philip	19,047	19,047	0
Beebe, Raymond M	19,047	19,047	0
Berg, Clyde	1,667,777	1,147,777	520,000	1.87%
Berglas, Linda M	12,500	12,500	0
Bero, Ronald A	19,047	19,047	0
Bertsch, John	157,382	127,382	30,000

			Shares	% of
	Shares Owned	Shares	Owned	Common
	Before	Included in	After	Stock After
Stockholder(2)	Offering(1)(3)	Prospectus(1)(3)	Offering(1)	Offering(1)*

Bibicoff, Allison	137,500	137,500	0
Bibicoff, Harvey	967,000	800,000	167,000
Bibicoff, Hillary	125,000	125,000	0
Bissaillon, Francis P	19,047	19,047	0
Bond, Jeremy	9,523	9,523	0
Botwinick, Herbert	12,500	12,500	0
Botwinick, Steven	12,500	12,500	0
Brand, Charles	23,809	23,809	0
Brar, Baldev S. and Gurmukh K	9,523	9,523	0
Brody, Edward L	28,571	28,571	0
Brunone, Michael	26,187	26,187	0
Buchakjian, Richard	19,047	19,047	0
Butter, Gerald A	17,233	1,333	15,900
Carroll, Peter G	9,523	9,523	0
Chamberlain, Joseph D	19,047	19,047	0
Clayton, Richard	47,619	47,619	0
Cleveland, Kenneth W	23,809	23,809	0
Clifford, John C	47,619	47,619	0
Cook, Edward	38,095	38,095	0
Crow, John W	19,047	19,047	0
D & M Partners (Dean Weinberg)	14,285	14,285	0
DeBruyn, Robert L	9,523	9,523	0
DeLuca, Guerino	47,619	47,619	0
Dolphin Offshore Partners, LP
(Peter E. Salas)	500,000	500,000	0
Doutrich, Tom	77,150	33,333	43,817
Dragon Coeur LLC II-D (E. H. Arnold)	42,858	42,858	0
Duffy, Michael	19,047	19,047	0
Duke, Richard	47,619	47,619	0
Dunham, Michael D	95,238	95,238	0
Erlanger, Jack and Meryl	100,000	100,000	0
Esposito, Albert and Margaret	19,047	19,047	0
Esposito, Albert C	19,047	19,047	0
Falk, Robert	9,523	9,523	0
Feldhacker, Lawrence D	9,523	9,523	0
Fisher, Robert	19,047	19,047	0
Fortin, Dennis	188,095	188,095	0
Fourticq, Michael J	47,619	47,619	0
Foutch, James R	47,619	47,619	0
Freeman, Marc	26,309	23,809	2,500
Friedland, Stephen	19,047	19,047	0
Friedrich, Douglas	19,047	19,047	0

			Shares	% of
	Shares Owned	Shares	Owned	Common
	Before	Included in	After	Stock After
Stockholder(2)	Offering(1)(3)	Prospectus(1)(3)	Offering(1)	Offering(1)*

Gold, Peter S	9,523	9,523	0
Golden, Jeffrey H	9,523	9,523	0
Goldman, Jay	150,000	150,000	0
Gunter II, Woodrow W	9,523	9,523	0
Hailey, Douglas	75,159	75,159	0
Hausman, George and Anna M. Budd	25,000	25,000	0
Heirigs, Thomas	19,047	19,047	0
Henderer, Thomas D	9,523	9,523	0
Hillson Partners Limited Partnership (Hillson Financial Management, Inc., general partner, Daniel H Abramowitz, President and controlling stockholder of general partner)	380,952	380,952	0
Hipp, Jeffrey G and Mary A	19,047	19,047	0
Hodgson, Nicholas	21,111	11,111	10,000
Hubbard, Glenn R	47,619	47,619	0
Hughes, Stephen	9,523	9,523	0
Jennett, Thomas R and Jodi K	23,809	23,809	0
John R. Worthington Trust (John R Worthington)	38,095	38,095	0
Johnson, Ronald	19,047	19,047	0
Jones, Joe Don	9,523	9,523	0
Jones Jr., Leo	47,619	47,619	0
Kaliber Management Corporation (Sam D. Schwartz, President)	25,000	25,000	0
Kalka, Howard	67,048	67,048	0
Kane, Larry	9,523	9,523	0
Kaplan, Larry and Marla	9,523	9,523	0
Katzburg, Joseph	23,809	23,809	0
Kehl, William W	23,809	23,809	0
Kort, Jordan	9,523	9,523	0
Kramer, Richard A	9,523	9,523	0
Lanning, Curtis	103,300	55,555	47,745
Lehmkuhl, A. F	23,809	23,809	0
Leonard, Samuel	9,523	9,523	0
Leslie A. Kaser Trust I (Leslie Kaser)	9,523	9,523	0
Levinson, Lydia	80,952	80,952	0
Lewis, Guy	23,809	23,809	0
Light, Andrew	9,523	9,523	0
Lotterstein, Gerald and Barbara	43,500	25,000	18,500
Louis and Judith Miller Family Trust (Louis Miller)	19,047	19,047	0
Lucas Jr., Herbert L	857,396	103,572	753,824	2.70%
Lunstra, Roger	23,809	23,809	0
MacInnis, Terri	9,523	9,523	0

			Shares	% of
	Shares Owned	Shares	Owned	Common
	Before	Included in	After	Stock After
Stockholder(2)	Offering(1)(3)	Prospectus(1)(3)	Offering(1)	Offering(1)*

Manguso, Judith B	16,666	16,666	0
McCulloch, Donald and Jacqueline	5,523	5,523	0
McMurtrey Family Trust 7/21/96
(James T. and Janet S McMurtrey TTEES)	11,112	11,112	0
Meckenstock, Tom	11,111	11,111	0
Melo, Antonio	18,048	18,048	0
Mesa-Tejada, M.D., Ricardo	1,857	1,857	0
Mesa-Jonassen, M.D., Amy	9,523	9,523	0
Meystel, Inc. Profit Sharing Plan (Jay Meystel)	9,523	9,523	0
Moger Jr., Ed	87,000	87,000
Narang, Ashok Kumar	23,809	23,809	0
Nitz, Peter K	245,834	245,834	0
Nitz, Sandra	120,834	120,834	0
Norper Investments (Norman Perry)	23,809	23,809	0
Nussbaum, Robert	20,000	20,000	0
Oh, Richard	1,187	1,187	0
O’Rosky, Sonya	11,111	11,111	0
Palazzola, John and Maria	47,619	47,619	0
Parker, M. Lawrence and Ellen	19,047	19,047	0
Paul, Robert	19,047	19,047	0
Paulick, Wulf and Renate	19,047	19,047	0
Penn Jr., S. R	95,238	95,238	0
Preston III, Charles M	11,111	11,111	0
Ralph Charles Jenney and Joanne M Jenney 1991 Trust (Ralph C. and Joanne M. Jenney)	30,000	22,500	7,500
Random, David	61,904	61,904	0
Ravich, Mark	47,619	47,619	0
Regan, Joseph	9,523	9,523	0
Resich, John	19,047	19,047	0
Rich, Michael A	383,938	15,238	368,700	1.32%
Rios, David	47,619	47,619	0
Sadar, Jeff	9,523	9,523	0
Schaefer, Terry	9,523	9,523	0
Schlobohm, Starr	49,523	49,523	0
Schoenberger, John S	11,111	11,111	0
Schroeder, Robert	93,207	93,207	0
Serafini, Serafini and Darling Profit Sharing Plan & Trust FBO John Serafini Jr (John Serafini, Jr.)	24,722	22,222	2,500
Shadow Capital LLC (B. Kent Garlinghouse)	203,572	203,572	0
Sheedy, Patrick	15,000	15,000	0
Sirard, Louis P	9,523	9,523	0

			Shares	% of
	Shares Owned	Shares	Owned	Common
	Before	Included in	After	Stock After
Stockholder(2)	Offering(1)(3)	Prospectus(1)(3)	Offering(1)	Offering(1)*

The Sitzmann Family Trust, UTD, 5/20/1992, amended 5/4/1999 (Gary R. and Linda L Sitzmann)	44,444	44,444	0
Solomon, Maurice H	19,047	19,047	0
Spahr, Gregory E	19,047	19,047	0
Stedem, Michael D	28,571	28,571	0
Steele, William	23,809	23,809	0
Sterling, Arthur and Marie	47,619	47,619	0
Stetson, David	95,833	95,833	0
Szczepanski, Eugene	47,619	47,619	0
Tadych, James	19,047	19,047	0
Taglich, Michael	384,236	384,236	0
Taglich, Robert	324,238	324,238	0
Theumling Industrial Products Employee Benefit Plan (Terry Theumling)	19,047	19,047	0
Thomas, Eugene	9,523	9,523	0
Volman, Slava	70,810	70,810	0
Waggoner, Patsy	28,571	28,571	0
Warden, Carl E	111,111	111,111	0
Warden, Carl Eric	33,333	33,333	0
Wilson, Tad	23,809	23,809	0
Winter, Paul	14,285	14,285	0
Zobel, Gerald	9,523	9,523	0
Zorn, Russ & Sherri	37,222	22,222	15,000

	11,424,560	9,213,994	2,210,566

Notes

*	Unless otherwise listed, less than 1%

(1)	The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares that the selling stockholder has the right to acquire within 60 days. The actual number of shares of common stock issuable upon the exercise of the warrants and upon the conversion of the notes is subject to adjustment depending on the occurrence of various events, and could materially depart from the number estimated in the table.

(2)	Persons listed in parentheses are the natural person(s) having voting and investment powers over the securities listed in the table.

(3)	Reflects sales known to us, as of January 23, 2004, by the selling stockholders of shares included in this prospectus which sales totaled 236,666 shares in the aggregate.

      Other than the persons listed below, the selling stockholders have not held any positions or offices or had material relationships with us or any of our affiliates within the past three years other than as a result of the ownership of our common stock. We may amend or supplement this prospectus, from time to time to update the disclosure.

      The following persons have held positions or offices or had material relationships with us or our affiliates within the past three years:

Name	Relationship

Lucas, Jr. Herbert L	Director
Bibicoff, Harvey	Investor relations consultant
Taglich, Michael	Director and placement agent affiliate
Taglich, Robert	Placement agent affiliate
Brunone, Michael	Placement agent affiliate
Hailey, Douglas	Placement agent affiliate
Melo, Antonio	Placement agent affiliate
Oh, Richard	Placement agent affiliate
Schroeder, Robert	Director and placement agent affiliate

      In connection with the issuance of convertible notes in June 2003, we agreed to use our best efforts for three years to nominate and secure the election of a designee of Taglich Brothers to serve as a director on our Board of Directors, or at Taglich Brothers’ discretion, permit a designee to attend Board meetings as a non voting observer. Mr. Michael Taglich is currently serving as the director designated by Taglich Brothers.

PLAN OF DISTRIBUTION

      Any or all of the shares of common stock may be sold from time to time by the selling stockholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. There is no assurance that the selling stockholders will sell any or all of the shares of common stock in this offering. The shares of common stock may be sold in one or more of the following types of transactions:

•	A block trade in which a selling stockholder will engage a broker-dealer who will then attempt to sell the common stock, or position and resell a portion of the block as principal to facilitate the transaction.

•	Purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus.

•	An exchange distribution in accordance with the rules of such exchange.

•	Ordinary brokerage transactions and transactions in which the broker solicits purchasers.

•	Any combination of the foregoing, or by any other legally available means. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

      In connection with distributions of the common stock, the selling stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell common stock short and redeliver the common stock to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the common stock, which the broker-dealer may resell or otherwise transfer pursuant to this prospectus. The selling stockholders may also loan or pledge common stock to a broker-dealer and the broker-dealer may sell the common stock so loaned or, upon a default, the broker-dealer may effect sales of the pledged common stock pursuant to this prospectus.

      Any of the shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 promulgated under the Securities Act may also be sold in an unregistered transaction under Rule 144 rather than pursuant to this prospectus.

      The selling stockholders, and any broker-dealers or agents that are involved in selling the shares of common stock, may be considered to be “underwriters” for such sales within the meaning of the Securities Act. An underwriter is a person who has purchased shares from an issuer with a view towards distributing the shares to the public. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act.

      Additionally, under applicable rules and regulations of the Exchange Act, any person engaged in the distribution of the common stock may not simultaneously engage in market-making activities with respect to our common stock for a period of up to five business days before the commencement of such distribution. In addition to those restrictions, each selling stockholder will be subject to the Exchange Act and the rules and regulations under the Exchange Act, including, Regulation M and Rule 10b-7, which provisions may limit the timing of the purchases and sales of our securities by the selling stockholders.

      We have agreed to indemnify the selling stockholders against certain liabilities in connection with the offering of the common stock, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the common stock against various liabilities, including liabilities arising under the Securities Act.

Penny Stock Rules

      Our common stock is subject to the “penny stock” rules that impose additional sales practice requirements because the price of our common stock is below $5.00 per share. For transactions covered by these rules, broker-dealers must make special suitability determinations for the purchase of our common stock and must have received a purchaser’s written consent to the transaction before the purchase. The “penny stock” rules also require the delivery, before the transaction, of a risk disclosure document mandated by the SEC relating to the penny stock market. Broker-dealers must also disclose:

•	the commission payable to both the broker-dealer and the registered representative

•	current quotations for the securities, and

•	if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market.

      Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

      These rules apply to sales by broker-dealers to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse), unless our common stock trades above $5.00 per share. Consequently, the “penny stock” rules may restrict the ability of broker-dealers to sell our common stock, and may affect the ability to sell our common stock in the secondary market as well as the price at which such sales can be made. Also, some brokerage firms will decide not to effect transactions in “penny stocks” and it is unlikely that any bank or financial institution will accept “penny stock” as collateral.

Expenses of the Distribution

      We will bear all of the costs and expenses of registering under the Securities Act the sale of shares of common stock offered by this prospectus. Commissions and discounts, if any, attributable to the sales of the common stock will be borne by the selling stockholders.

State Securities Laws

      To comply with the securities laws of various states, if applicable, sales of the common stock made in those states can only be made through registered or licensed brokers or dealers. In addition, some states do not allow the securities to be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with by us and the selling stockholders. We will obtain such registrations or qualifications as are reasonably requested by the selling stockholders.

DESCRIPTION OF SECURITIES TO BE REGISTERED

      We are registering shares of our common stock, par value $0.001. We have authorized 50,000,000 shares of common stock. The holders of our common stock:

•	have equal ratable rights to dividends from funds legally available therefore, when and if declared by our board of directors;

•	are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

•	do not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto; and

•	are entitled to one non-cumulative vote per share, either in person or by proxy, on all matters on which stockholders may vote at all meetings of stockholders.

      Our certificate of incorporation and bylaws contain provisions, such as undesignated preferred stock and prohibitions on cumulative voting in the election of directors, which could make it more difficult for a third party to acquire us without the consent of our board of directors. Also, our bylaws provide for a staggered board. The staggered board protects directors of the classes not being elected in a proxy contest for control of the board and dilutes the ability of stockholders to influence corporate governance policies. These provisions may have the effect of preventing or hindering any attempts by our stockholders to replace our current management.

      Our board of directors also adopted a stockholder rights plan or “poison pill” in November 2002. The stockholder rights plan is intended to protect stockholder interests if we are confronted with coercive or unfair takeover practices. An acquirer who triggers the rights faces significant dilution of its interest in us. The stockholder rights plan may also impede a party seeking to acquire control of us.

LEGAL MATTERS

      The validity of the common stock offered hereby have been passed upon for us by Garvey Schubert Barer, Seattle, Washington, as our counsel in connection with this offering.

EXPERTS

      The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-KSB as of December 31, 2002 and for the year then ended, have been audited by Grant Thornton LLP, independent auditors, as stated in their report appearing herein.

MATERIAL CHANGES

Sale of Probiotics Division

      Effective December 31, 2003, we sold our probiotics development and manufacturing division to a company owned by Steven H. Moger, our former Vice President of Operations, Chief Financial Officer and

General Manager of the division. The assets sold comprise substantially all the assets and properties used in connection with the probiotics division. In addition, we granted the buyer the right to manufacture and sell certain products utilizing our CDT technology. We received $722,756 in cash at closing and the agreement provides for deferred payments of at least $2 million. The deferred payments are tied to the buyer’s achievement of certain sales levels and royalties. In connection with the sale, we repaid indebtedness of approximately $1,098,500, which debt had been secured by the assets of the probiotics division.

      The following unaudited pro forma condensed financial information for SCOLR, Inc., gives effect to the sale of the probiotics division as if it had occurred at the beginning of each period presented.

		Nine Months
	Year Ended	Ended
	December 31,	September 30,
	2002	2003

Net revenues	$54,992	$456,718
Loss from operations	$(1,942,591)	$(1,389,716)
Net loss	$(2,048,155)	$(2,249,194)
Net loss per share	$(0.10)	$(0.11)

      The unaudited pro forma condensed financial information does not purport to represent the results of operations of SCOLR, Inc. that would have resulted had the disposition been consummated as of the date or for the period indicated. The pro forma financial information is based on estimates and allocations of costs made by management on the operations of SCOLR, Inc., excluding the probiotics division’s operations.

Convertible Note Financing

      On June 25, 2003, we completed a $5.0 million financing of 6.0% Convertible Notes Due June 25, 2006. The notes were issued in a private placement relying on the registration exemption provided by Rule 506 under the Securities Act of 1933. The transaction provided us with approximately $4.7 million in net proceeds.

      Effective December 15, 2003, we exercised our right to convert the principal balance of the notes into shares of our common stock at a conversion price equal to $1.05 per share. This resulted in the issuance of 5,047,559 shares of our common stock. The shares issued upon conversion of the notes are included in this prospectus. In conjunction with the conversion of the notes, the unamortized discount on the debt of approximately $3.3 million was recognized as interest expense during the fourth quarter of fiscal 2003.

      In consideration of certain placement services, we paid a cash fee of approximately $200,000, issued $300,000 of notes and issued warrants to purchase up to 476,191 shares at an exercise price of $1.155 per share. The shares issuable upon exercise of the warrants are included in this prospectus.

INCORPORATION OF DOCUMENTS BY REFERENCE

      The SEC allows us to incorporate by reference the information we file with them. This means that we can disclose information to you by referring you to those documents. The documents that have been incorporated by reference are an important part of the prospectus, and you should review that information to understand the nature of any investment by you in our common stock. Information contained in this prospectus and information we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information.

      The following documents filed by us with the SEC are incorporated herein by reference:

•	our annual report on Form 10-KSB for the fiscal year ended December 31, 2002;

•	our quarterly reports on Form 10-QSB and 10-QSB/ A for the quarterly periods ended March 31, 2003, June 30, 2003, and September 30, 2003;

•	our current reports on Form 8-K dated May 5, 2003, June 27, 2003, August 8, 2003, August 14, 2003, November 12, 2003, and January 23, 2004; and

•	all of our filings pursuant to the Exchange Act of 1934 after the date of filing the initial registration statement and prior to effectiveness of the registration statement.

      In addition, we are incorporating by reference all future filings we make with the SEC, under Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934, prior to the sale of all the shares covered by this prospectus.

      If you (including any beneficial owner) would like a copy of any of these documents, at no cost, please write or call us at:

SCOLR, Inc.

3625 — 132nd Avenue Southeast
Bellevue, Washington 98006
Attention: Director of Finance
Telephone: (425) 373-0171

      You should only rely upon the information included in or incorporated by reference into this prospectus or in any prospectus supplement that is delivered to you. We have not authorized anyone to provide you with additional or different information.

      The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.

WHERE YOU CAN FIND MORE INFORMATION

      We file reports and other information with the U.S. Securities and Exchange Commission, including annual reports on Form 10-K or 10-KSB and quarterly reports on Form 10-Q or 10-QSB. You may read and copy any document that we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about its Public Reference Room. Our SEC filings are also available to you free of charge at the SEC’s web site at http://www.sec.gov.

      This prospectus is a part of the registration statement that we filed on Form S-3 with the SEC. The registration statement contains more information about us and our common stock than this prospectus, including exhibits and schedules. You should refer to the registration statement for additional information about us and the common stock being offered in this prospectus. Statements that we make in this prospectus relating to any documents filed as an exhibit to the registration statement or any document incorporated by reference into the registration statement may not be complete and you should review the referenced document itself for a complete understanding of its terms.

DISCLOSURE OF COMMISSION POSITION ON

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

      Our certificate of incorporation provides that our directors shall not be personally liable for breach of her or his fiduciary duty unless the breach involves: (i) the director’s duty of loyalty to us or our stockholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) acts or omissions in respect of certain unlawful dividend payments or stock redemptions or repurchases; or (iv) any transaction from which such director derives improper personal benefit.

      The effect of this provision is to eliminate our rights and the rights of our stockholders through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of her or his fiduciary duty of care as a director including breaches resulting from negligent or grossly negligent behavior except in the situations described in clauses (i) through (iv) above. The limitations summarized above, however, do not affect our or our stockholders ability to seek non-monetary remedies, such as an injunction or rescission, against a director for breach of her or his fiduciary duty.

      Our bylaws require us to indemnify and hold harmless certain persons from personal liability incurred as a result of their position with us or certain other entities. This provision extends to our current and former directors and officers and persons serving other entities on our behalf. The provision requires us to indemnify such persons to the full extent authorized by the General Corporation Law.

      Section 145 of the General Corporation Law generally permits a company to indemnify an officer or director who was or is a party or is threatened to be made a party to any proceeding because of his or her position with the company. However, such indemnification is permitted only if the officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of such company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

      We maintain a directors’ and officers’ liability insurance policy covering certain liabilities that may be incurred by our directors and officers in connection with the performance of their duties. The entire premium for such insurance is paid by us.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act of 1933 and is therefore unenforceable.